AMENDMENTS TO AGREEMENTS, NEW BOARD MEMBER & PROPERTY UPDATE

Clifton Star Resources, Inc. Vancouver, B. C. (TSX-V CFO)(Frankfurt C3T) is pleased to announce amendments to the agreements with the optionors of the Beattie, Donchester, and Dumico properties in Duparquet, Quebec whereby a payment of $8.5 million due on June 1st is now to be split into two tranches with $4 million to be paid on June 1st and $4.5 million on July 29th.  Under the existing joint venture agreement with Osisko Mining, a provision allows the Company to borrow the $8.5 million with interest at 5%, from Osisko.  Management has concluded that with the amendments, generating the payments internally is in the best interests of the Company. Moreover, Osisko by not loaning the funds is required to invest an additional $8.5 million in the development of the Duparquet Gold Project in order to earn its interest.

The Company also is pleased to announce the appointment of a new board member, Peter Gundy of Toronto.  An attorney, Mr. Gundy has had an illustrious career highlighted by the founding of Potash Corporation of Saskatchewan Ltd with two others and serving as Executive VP, Finance. He was also Chairman and founder of Neo Material Technologies, Inc. (“NEM”), a supplier and manufacturer of high tech magnetic materials for the electronic industry. It is one of only two foreign producers allowed to operate in the domestic rare earth industry in China and it employs over 1600 people.

Currently he is chairman of Amazon Mining PLC a junior mining company developing a potash project in Brazil and co-owns with his wife, Veritprop Limited, a private Toronto based company in the hospitality sector.

In order to accommodate Mr. Gundy, Dean Rogers P Geo, the Company’s senior geologist has consented to resign but will remain as a consultant. The Company looks forward to a long association with Mr. Rogers as his contribution has thus far has been invaluable.

The Duparquet Gold Project encompasses four former gold producers, the Beattie, Donchester, Dumico and Duquesne plus the Central Duparquet. Production of over one million oz of gold was from underground, mining down to the ninth level. Since signing of the $107 million joint venture agreement, whereby Osisko may earn a 50% interest, in November of 2009, Osisko as operator has been verifying the concept of a low grade bulk tonnage open pit deposit similar to their Malartic mine, scheduled to be in production in mid 2011.

Beattie property

Over 33,000 meters of drilling-approximately 100 drill holes- out of a previously announced 100,000 meters of drilling have been completed so far using 8 drills.

Duquesne property.

Over 12,000 meters of drilling-44 drill holes- out of a planned 20,000 meters have been completed utilizing two drills. Mr. Fred Archibald, P Geo, Vice President of Exploration is leading this operation, and is the Qualified Person who has reviewed and approved this release.

Drilling results will be released by the joint venture as they become available and assembled.  Personnel employed on the Duparquet Gold Project now totals over one hundred.

On behalf of the board,

Harry Miller, President

For further information please contact:

Harry Miller direct: 425.453.0355

Email: hmiller@cliftonstarresources.com

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